Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$9,285,000	$1266.47

Pricing supplement no. 844 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated November 9, 2012 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $9,285,000 Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate due November 15, 2017

General

•	The notes are designed for investors who seek (a) the return of their principal at maturity and (b) a single interest payment that is payable at maturity and is equal to the greater of (a) zero or (b) (i) the Multiplier of 5.1 multiplied by (ii) the 10-Year CMS Rate minus the Fixed Rate, subject to the Maximum Interest Rate of 20.40%. In no event will the Interest Rate be less than the Minimum Interest Rate of 0.00% or greater than the Maximum Interest Rate of 20.40% for each $1,000 principal amount note. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing November 15, 2017, subject to postponement as described below.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The Interest Rate will be equal to zero if the 10-Year CMS Rate is less than or equal to the Fixed Rate on the Determination Date. See “Selected Risk Considerations” in this pricing supplement. Additionally, the interest rate on the note is not an annualized rate. You will only receive a single interest payment that is equal to the amount of interest described under the term “Interest Rate” below.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-I, will supersede the terms set forth in the accompanying product supplement no. 1-I. Among other things, your interest rate will be determined as described below under “Key Terms — Interest Rate.”
•	The notes priced on November 9, 2012 and are expected to settle on or about November 15, 2012.

Key Terms

Payment at Maturity:	On the Maturity Date, you will receive the principal amount of your notes plus any accrued and unpaid interest.
Interest:

On the Maturity Date, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate

The interest rate on the note is not an annualized rate. You will only receive a single interest payment that is equal to the amount of interest described under the term “Interest Rate” below.

Interest Rate:

A percentage determined on the Determination Date equal to the greater of (a) zero and (b) (i) the Multiplier multiplied by (ii) the 10-Year CMS Rate minus the Fixed Rate, subject to the Maximum Interest Rate of 20.40%.

In no event will the Interest Rate be less than the Minimum Interest Rate of 0.00% or greater than the Maximum Interest Rate of 20.40% for each $1,000 principal amount note.

Multiplier:	5.1
10-Year CMS Rate:	The 10-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the Determination Date, if the 10-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 10-Year CMS Rate in accordance with the procedures set forth under “What is the 10-Year CMS Rate” below.
Fixed Rate:	2.00%
Interest Payment Date:	Interest will be payable on the Maturity Date. If the Interest Payment Date is not a business day, then interest will be made on the following business day and no adjustment will be made to the interest payment made on that business day.
Determination Date:	Two U.S. Government Securities Business Days immediately prior to the Interest Payment Date.
Minimum Interest Rate:	0.00%
Maximum Interest Rate:	20.40%
Pricing Date:	November 9, 2012
Issue Date:	November 15, 2012; provided, however that if such day is not a business day, then the Issue Date will be the following day that is a business day.
Maturity Date:	November 15, 2017, provided, however that if the Maturity Date is not a business day, payment will be made on the following business day and no adjustment will be made to the payment made on that business day.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
CUSIP:	48126DKL2

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$19.43	$980.57
Total	$9,285,000	$180,407.55	$9,104,592.45

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $19.43 per $1,000 principal amount note and, with respect to $8,441,000 aggregate principal amount of notes sold in this offering, will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $2.50 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $2.50 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I. JPMS did not receive any commission or pay any concessions on $844,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.

The total aggregate principal amount of notes being offered by this pricing supplement was not purchased by investors in this offering. JPMS will retain the unsold portion of this offering of $844,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 9, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplement the term sheet related hereto, dated November 8, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

The notes are subject to the limitation on interest described under “Description of Notes — Floating Rate Notes” on page S-10 of the Prospectus Supplement dated November 14, 2011.

Hypothetical Examples of Calculation of the Interest Rate

Example 1: On the Determination Date, the 10-Year CMS Rate is 3.00%. Because the 10-Year CMS Rate (3.00%) is greater than the Fixed Rate (2.00%), the spread between the 10-Year CMS Rate and the Fixed Rate is equal to 1.00%. Because the spread of 1.00% multiplied by the Multiplier of 5.1 is greater than the Minimum Interest Rate of 0.00% and is less than the Maximum Interest Rate of 20.40%, the Interest Rate is calculated as follows:

5.1 × (3.00% - 2.00%) = 5.10%

The interest payment at maturity per $1,000 principal amount note, as determined on the Determination Date, is calculated as follows:

$1,000 × 5.10% = $51.00

Example 2: On the Determination Date, the 10-Year CMS Rate is 6.50%. Because the 10-Year CMS Rate (6.50%) is greater than the Fixed Rate (2.00%), the spread between the 10-Year CMS Rate and the Fixed Rate is equal to 4.50%. Because the spread of 4.50% multiplied by the Multiplier of 5.1 is greater than the Maximum Interest Rate of 20.40%, the Interest Rate is 20.40%.

The interest payment at maturity per $1,000 principal amount note, as determined on the Determination Date, is calculated as follows:

$1,000 × 20.40% = $204.00

Example 3: On the Determination Date, the 10-Year CMS Rate is 1.00%. Because the 10-Year CMS Rate (1.00%) is less than the Fixed Rate (2.00%), the spread between the 10-Year CMS Rate and the Fixed Rate is negative and is equal to -1.00%. Because the spread of -1.00% multiplied by the Multiplier of 5.1 is less than the Minimum Interest Rate of 0.00%, the Interest Rate is 0.00%.

The interest payment at maturity per $1,000 principal amount note, as determined on the Determination Date, is calculated as follows:

$1,000 × 0.00% = $0.00

What is the 10-Year CMS Rate?

The 10-Year CMS Rate is the 10-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent.

On the Determination Date, if the 10-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 10-Year CMS Rate on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such Determination Date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year maturity commencing on such Determination Date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — You will receive the principal amount of your notes if you hold the notes to maturity, regardless of the 10-Year CMS Rate during the term of your notes. Because the
JPMorgan Structured Investments —	PS-1
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate due November 15, 2017

notes are our unsecured and unsubordinated obligations, payment of any amount at maturity, is subject to our ability to pay our obligations as they become due.

•	SINGLE INTEREST PAYMENT AT MATURITY —On the Maturity Date, you will receive an interest payment equal to $1,000 multiplied by a percentage determined on the Determination Date equal to the greater of (a) zero or (b) (i) the Multiplier of 5.1 multiplied by (ii) the 10-Year CMS Rate minus the Fixed Rate, subject to the Maximum Interest Rate of 20.40%. In no event will the Interest Rate be less than the Minimum Interest Rate of 0.00% or greater than the Maximum Interest Rate of 20.40% for each $1,000 principal amount note. If the Interest Payment Date is not a business day, interest will be made on the following business day and no adjustment will be made to the interest payment made on that following business day.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin llp, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 1.95%, compounded semi-annually. Based on our determination of the comparable yield, “the projected payment schedule,” per $1,000 principal amount note, consists of a single payment at maturity equal to $1,101.91. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.
Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
November 15, 2012 through December 31, 2012	$2.44	$2.44
January 1, 2013 through December 31, 2013	$19.64	$22.08
January 1, 2014 through December 31, 2014	$20.03	$42.11
January 1, 2015 through December 31, 2015	$20.42	$62.53
January 1, 2016 through December 31, 2016	$20.82	$83.35
January 1, 2017 through November 15, 2017	$18.56	$101.91

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO 0.00%— Your notes will pay a single interest payment that is not fixed, but will vary and may be equal to 0.00% depending on the spread between the 10-Year CMS Rate and the Fixed Rate, as determined on the Determination Date, multiplied by a Multiplier of 5.1. At maturity, your notes will pay a single interest payment based on an interest rate that will be equal to the greater of (a) zero or (b) (i) the Multiplier of 5.1 multiplied by (ii) the 10-Year CMS Rate as determined on the Determination Date minus the Fixed Rate, subject to the Maximum Interest Rate of 20.40%. In no event will the Interest Rate be less than the Minimum Interest Rate of 0.00% or greater than the Maximum Interest Rate of 20.40% for each $1,000 principal amount note.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; The NOTES ONLY PAY A SINGLE INTEREST PAYMENT— The notes are not ordinary debt securities that make periodic interest payments on each Interest Payment Date. The notes have a single Interest Payment Date and will make a single interest payment on such date. The amount of interest that you receive may be less than the amount of interest you would have received if you purchased a more traditional interest rate note that made periodic payments of interest. You will only receive a single interest payment, and you should not purchase this note if you require periodic payments of interest.
•	THE INTEREST RATE ON THE NOTES WILL NOT EXCEED THE MAXIMUM INTEREST RATE OF 20.40% — The Interest Rate will be subject to the Maximum Interest Rate of 20.40%, which will limit the amount of interest you may receive at maturity. As a result, the maximum payment at maturity you may receive is $1,204 per $1,000 principal amount note, regardless of the appreciation of the 10-Year CMS Rate, which may be significant. The notes may provide less interest income than an investment in a similar instrument that is not subject to a maximum interest rate.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — The interest on the notes is not fixed. The rate of interest paid by us on the notes will vary depending on the spread between the 10-Year CMS Rate and
JPMorgan Structured Investments —	PS-2
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate due November 15, 2017

the Fixed Rate, as determined on the Determination Date, multiplied by the Multiplier of 5.1. Returns determined according to this method may be less than returns otherwise payable on debt securities issued by us with similar maturities. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during the term of the notes. When determining whether to invest in the notes, you should not focus on the highest possible interest rate. You should instead focus on, among other things, the overall interest rate structure of the notes as compared to other equivalent investment alternatives. You should not purchase the notes if you seek an investment that pays a fixed return.

•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	The AMOUNT OF INTEREST, IF ANY, will be affected by a number of factors — The amount of interest, if any, payable on your notes will depend primarily on the 10-Year CMS Rate on the Determination Date. A number of factors can affect the value of your notes and/or the amount of interest that you will receive at maturity, including, but not limited to:
•	changes in, or perceptions, about the future 10-Year CMS Rate;
•	general economic conditions;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The 10-YEAR CMS RATE may be volatile — The 10-Year CMS Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the 10-Year CMS Rate, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the expected volatility of the 10-Year CMS Rate;
•	the time to maturity of the notes;
•	interest rates in the market generally, as well as the volatility of those rates;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-3
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate due November 15, 2017

Historical Information

The following graphs set forth the weekly historical performance of the 10-Year CMS Rate from January 1, 2001 through November 9, 2012. We obtained the rate used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The 10-Year CMS Rate, as appeared on Bloomberg Financial Markets on November 9, 2012 was 1.668%.

The data in the following graph was obtained from Bloomberg Financial Markets, which is not representative of the source of the 10-Year CMS Rate used to calculate the Interest Rate.  The 10-Year CMS Rate is determined based on the applicable rates displayed on Reuters page “ISDAFIX1” at approximately 11:00 a.m. New York City time. The historical data should not be taken as an indication of future performance, and no assurance can be given as to any of the rates on the Determination Date. We cannot give you assurance that the performance of any of the rates will result in a positive interest payment at maturity.

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

JPMorgan Structured Investments —	PS-4
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate due November 15, 2017